# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EASTMAN KODAK CO, CIK 0000031235
CUSIP: 227461406
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 343 STATE ST, 343 STATE ST, ROCHESTER, New York (NY), 14650-0910
Date of event which requires filing of this statement: 01/01/2025
Amends the filing with accession number 0001104659-21-033387
Filed by CIK 0001847273
Persons authorized to receive notices and communications: Mr. Mathew Ray, c/o Grand Oaks Capital, 7632 County Road 42, Victor, New York (NY), 14564, 585-340-1200

## Reporting persons
- GO EK Ventures IV, LLC (CIK 0001847273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 12,113,965; shared voting power 0; sole dispositive power 12,113,965; shared dispositive power 0; aggregate amount beneficially owned 12,113,965 (13.1% of the class)
- GOLISANO B THOMAS (CIK 0000903201): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 12,161,313; shared voting power 0; sole dispositive power 12,161,313; shared dispositive power 0; aggregate amount beneficially owned 12,161,313 (13.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: EASTMAN KODAK CO
Address of issuer's principal executive offices: 343 STATE ST, 343 STATE ST, ROCHESTER, New York (NY), 14650-0910

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended by adding the following text as the penultimate full paragraph thereof:

Between January 1, 2023 and January 1, 2025, the Reporting Persons acquired beneficial ownership of a total of 128,140 shares of the Issuer's Series C Preferred Stock as payment-in-kind dividends quarterly under the terms of the Series C Preferred Stock. Of these shares, most recently the Reporting Persons received 14,955 shares of Series C Preferred Stock as a payment-in-kind dividend on shares of Series C Preferred Stock owned on the January 1, 2025 dividend record date. In addition, in connection with his service as a director, Mr. Golisano was awarded under the Issuer's 2013 Omnibus Incentive Plan restricted stock units which converted into 22,075 shares of Common Stock under their terms on May 16, 2023 and 6,273 shares of Common Stock under their terms on August 23, 2023.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 12,161,313 shares, of which 12,113,965 shares are underlying Series C Preferred Stock. The 12,161,313 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 13.1% of the total shares of Common Stock outstanding as of the date hereof. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 80,400,000 shares issued and outstanding as of November 1, 2024, based on information reported in the Issuer's Quarterly Report on Form 10-Q dated November 1, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 12,113,965 shares of Common Stock underlying the Series C Preferred Stock. Mr. Golisano has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 47,348 shares of Common Stock awarded under the Issuer's 2013 Omnibus Incentive Plan.
Transactions in the class effected during the past sixty days: Except as disclosed herein, neither of the Reporting Persons have effected any transaction in the shares of Common Stock during the last 60 days.

## Signatures
- GO EK Ventures IV, LLC: /s/ B. Thomas Golisano, Sole Member (01/03/2025)
- GOLISANO B THOMAS: /s/ B. Thomas Golisano, Individual (01/03/2025)